

September 9, 2011

<u>Via Facsimile</u>
Klaus Eckhof
Chief Executive Officer
Panex Resources Inc.
30 Ledgar Road
Balcatta, Western Australia 6021

> **Re:** **Panex Resources Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 26, 2011**
> **File No. 333-172375**
> **Form 10-K for Fiscal Year Ended August 31, 2010**
> **Filed December 14, 2010**
> **File No. 0-51707**

Dear Mr. Eckhof:

We have reviewed your amended registration statement, other public filings and letter dated August 26, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information and by amending your other public filings, providing the requested information or advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement, your other public filings and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 2 to Registration Statement on Form S-1</u>

<u>General</u>

1.   We reissue comment 3 in our letter dated March 22, 2011. Make sure that your letter of response indicates precisely (by page number) where responsive disclosure to each

numbered comment and each point may be found in the marked version of the amendment. This will help expedite our review.

2. Please update your disclosure in respect of the information required by Item 402 of Regulation S-K. See *Compliance and Disclosure Interpretations: Regulation S-K*, Question 117.05 at *http://sec.gov/divisions/corpfin/guidance/regs-kinterp.htm*.

3. We note your response to comment 3 in our letter dated June 20, 2011, and we reissue the comment in part. Please revise your disclosure to describe in detail the specific substantive steps you have taken since incorporation. In this regard, your disclosure that you were "actively engaged in the exploration of various mineral projects that were prospective for gold, silver and copper" or that you have "successfully negotiated farm-in agreements in the past" does not provide investors with sufficient detail as to your prior substantive business steps since incorporation. Please expand your disclosure accordingly.

In this regard, we note your disclosure at page 23 as follows:

- "In the mineral exploration sector worldwide it is common to witness companies raise capital, explore mineral properties, cease exploration activity as funds diminish, return to capital markets to raise new capital when new mineral exploration opportunities present themselves and resume exploration activity. That is the typical life cycle of most mineral explorers."

- "…management believes that it has the worldwide industry contacts that will make it possible to identify and assess new mineral projects for acquisition purposes."

If you retain these or similar statements, please provide support for them.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include, as the case may be, the information the Securities Act of 1933 and all applicable Securities Act rules require or the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in responding to our comments or in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andri Boerman at (202) 551-3645 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters and John Coleman, Mining Engineer, at (202) 551-3610 if you have any questions relating to the engineering comments. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile
        Conrad C. Lysiak, Esq.
        601 West First Avenue, Suite 903
        Spokane, Washington 99201